Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Magenta Therapeutics, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-233127) on Form S-3 and (No. 333-225838, No. 333-230387 and No. 333-233125) on Form S-8 of Magenta Therapeutics, Inc. and subsidiary, of our report dated March 3, 2020, with respect to the consolidated balance sheets of Magenta Therapeutics, Inc. as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2019 annual report on Form 10 K of Magenta Therapeutics, Inc.

/s/ KPMG LLP

Boston, Massachusetts

March 3, 2020